October 21, 2020

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, North East

Washington, DC 20549-3030

Attention: Karina Dorin and Timothy S. Levenberg

Re:	Yellowstone Acquisition Company

Registration Statement on Form S-1

Filed September 25, 2020

File No. 333-249035

Ladies and Gentlemen:

On behalf of Yellowstone Acquisition Company (“YAC” or the “Company”), we are submitting this letter in response to your comment letter dated October 20, 2020 with respect to YAC’s Amendment No. 3 to Registration Statement on Form S-1/A (the “Registration Statement”), which is referenced above. Filed herewith via EDGAR is Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we will supplementally provide the Staff via overnight courier four copies of Amendment No. 4, which has been marked to show changes from the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to Amendment No. 4 as marked.

General

1. We note you disclose that the sponsor may transfer a portion of the founder shares to a lead investor in this offering or to other permitted transferees who provide future financing for use in consummating a business combination. Please revise your disclosure to discuss whether you have had any discussions with a potential lead investor or other permitted transferee regarding such potential transfers and to clarify whether any such transferee will be deemed an initial stockholder and agree to vote its founder shares in favor of an initial business combination. If there have been any such discussions or agreements, please revise the prospectus to identify such individual(s) or group(s) and to provide the particulars, including the number of shares being considered for transfer.

RESPONSE: Please see the proposed additional information which is provided in four separate provisions in the Registration Statement whenever there is a discussion regarding the potential lead investor Please note that we continue to discuss deal terms with the potential lead investor and no agreements have been signed. While it is currently contemplated that the potential lead investor would own less than 10% of the founder’s shares, there is no assurance that a deal will be reached. In light of the relatively small portion of the interest in the sponsor limited liability company which might be purchased by the potential lead investor (less than 10% of the founders shares and less than 2% of the total shares outstanding), the fact that no agreement has been reached to date and may never be reached and the extensive restrictions which would apply to all founder shares through the initial business combination, we believe the name of a potential investor need not be included as it would not be material to investors.

Securities and Exchange Commission

October 20, 2010

Page Two

2. Please also discuss whether such transferee will be subject to the provisions set forth in the third bullet point under “Founder shares” on page 14 and in Exhibit 10.1, including with regard to waiver of redemption rights in connection with completion of your initial business combination and rights to liquidating distributions from the trust account if you fail to complete your initial business combination. In addition, please clarify whether any shares held by such transferees will be subject to the anti-dilution provisions and the impact thereof.

RESPONSE: This information is now provided in four separate provisions in the Registration Statement whenever there is a discussion regarding he potential lead investor of the Registration Statement indicating that the potential lead investor would be subject to all of these restrictions.

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (781) 719-9803 or, in my absence, to Joseph B. Ramadei at (781) 719-9813. Thank you.

Sincerely yours,

/s/ Neil H. Aronson
Neil H. Aronson

cc:	Alex B. Rozek, Yellowstone Acquisition Company

Adam K. Peterson, Yellowstone Acquisition Company

Joshua P. Weisenburger, Yellowstone Acquisition Company

Joseph B. Ramadei, Gennari Aronson, LLP

Zachary R. Fountas, Gennari Aronson, LLP

Derek Dostal, Davis Polk & Wardwell LLP

Elliot M. de Carvalho, Davis Polk & Wardwell LLP

Yushen Liu, Davis Polk & Wardwell LLP

Donald C. Shimmin, KPMG LLP

Jason A. John, KPMG LLP